Sun Life Financial announces perpetual Preferred Share issue

Toronto - - January 4, 2006 - - Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a domestic public offering of $250 million of Class A Non-Cumulative Preferred Shares, Series 3 (the “P referred Shares”). The underwriters will have an option to purchase up to an additional $50 million of Preferred Shares. The Preferred Shares will be priced at $25 per share and will pay non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem the Preferred Shares in whole or in part at a declining premium.

The Preferred Shares will be perpetual preferred shares, providing Sun Life Financial with attractive, low-cost capital. The net proceeds of the offering will be used for general business purposes. The offering will be underwritten by a syndicate led by CIBC World Markets Inc. and is expected to close on January 13, 2006.

The Preferred Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of CDN $374 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com